AQUAMER MEDICAL CORP.
350 Merrimack St., Bldg 5
Lawrence, MA 01843
(781) 389-9703

October 4, 2009

Ms. Tara Harkins, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

                  Re:   Aquamer Medical Corp.
                           Form 10-K for the Year Ended December 31, 2008
                           Filed April 15, 2009
                           File No. 000-52327

Dear Ms. Harkins:

                  Regarding your letter of August 19, 2009, in connection with the above captioned filing, please accept the following responses which have been keyed to your comments.

Form 10-K For the Year Ended December 31, 2008
Item 9A. Controls and Procedures

We note from your disclosure that your disclosure controls and procedures were not effective "to ensure that all material information required to be filed in the annual report is known [by management]." The language that is currently included after the words "not effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the words "not effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

We agree that the language used in our disclosure after the words "not effective" is superfluous. In future filings, if our disclosure controls and procedures continue to be not effective, we will refrain from using any superfluous language.

Financial Statements, page F-1.
Notes to Financial Statements
Note 4. Patents

We note that you acquired a pending patent for the Hydropatella Implant. In connection with your accounting for this patent please address the following:

Tell us and revise this note in future filings to explain how this technology has reached technological feasibility and how your capitalization is consistent with guidance outlined in paragraphs 350-30-25-1 through 350-30-25-4 of the FASB Accounting Standard Codification.

Management of Aquamer believes that the Company's hydropatella implant is a significant technological advancement over currently used devices that attempt to correct injuries to the patella. The Company's invention, in the opinion of management and its consultants, provides greater wear resistance, yet has the capacity to sustain ambulatory tension with strength comparable to that of a healthy patella. The hydropatella implant, with its hydrogel composition is capable of delivering a localized therapeutic agent, such as a pain relieving agent, antibiotic, anti-clotting agent, growth factor or anti-inflammatory at a controlled rate or dose regimen over time.

In future filings we will specifically include in the descriptive note that the patent rights were acquired in an arm's length bargained exchange transaction for a very modest valuation and that pursuant to AICPA Standard 350-30-25-4 is being treated as an intangible asset.

The inventor of the device provided technological feasibility studies to the satisfaction of the Board of Directors of the Company prior to the acquisition of the asset.

Although the Company's present capitalization precludes exploitation of the invention without a significant capital infusion, there is a substantial possibility of entering into a joint venture arrangement with a well-capitalized partner.

The significance of the patent justifies the modest investment required to reduce the patent to practice by building a working prototype and proceeding with an initial clinical trial involving animals or alternatively, reselling the patent rights or contributing the patents under a collaborative joint development agreement.

Revise this note in future filings to disclose your accounting policy for intangible assets including any applicable disclosures outlined in paragraphs 350-30-50-1 and 350-30-50-2 of the FASB Accounting Standard Codification.

In future filings, we will specifically detail our accounting policy for intangible assets, both those subject to amortization and those not amortizable, as well as the Company's policy for the write-off and disclosure of acquired research and development assets pursuant to 350-30-50-1.

In accordance, with paragraph 350-30-50-2, we will detail our acquired intangible assets and present them separately from those amortizable intangible assets, if any.

The Company, at present, has only one intangible asset carried on its balance sheet, (the patent rights to the hydropatella implant), which is being treated as a distinct intangible asset not subject to amortization as of the balance sheet date. At that date, the Company had not yet determined the estimated economic or legal life of the patent. In future filings, the Company will make such a determination.

Considering your cumulative losses and losses incurred during the three months ended March 31, 2009, please explain to us in more detail how you evaluated this asset for impairment. Refer to the guidance in paragraph 350-30-35-15 of the FASB Accounting Standard Codification.

Paragraph 350-30-35-15 of the FASB Accounting Standard Codification, provides that if an intangible asset is determined to have an indefinite useful life, it shall not be amortized until its useful life is determined to be no longer indefinite.

The Company's policy requires a review of the carrying value of long-lived assets, including patents, goodwill, and other intangible assets, on an annual basis, or when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

The patent rights to the Hydropatella Implant were acquired for 10 million shares of the Company's common stock that were valued at $0.01 per share, or a total of $100,000.

The invention, which is the subject of the Patent, relates to an improved patella (kneecap) with improved biocompatible properties such as high surface lubricity, reduced component-to- component wear, and drug delivery capabilities.

The Company's review considered whether the value of the asset in question was impaired in light of the Company's continuing losses, which were primarily non-cash losses, and which were unrelated to the patent. The Company concluded that as of December 31, 2008, there had been no deterioration in the market value of the patent, but merely a deferral of the expected completion dates for a working prototype and initial clinical trials.

The Company believes in the commercial potential of its medical device that has the ability to prevent inflammation and infection. It is also satisfied that if it is unable to raise sufficient funds to quickly market the product on its own, it has the ability to partner with a larger firm, or to sell licensing rights or part of the patent rights, at a price in excess of the modest carrying value of this invention.

As of year-end 2009, or if changed circumstances require, the Company will again review the asset for possible impairment.

Exhibit 31

We note here and within your March 31, 2009 Form 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

In future filings, we will include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Aquamer Medical Corp. acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for you assistance and hope that we have adequately responded to your comments and concerns.

                                                                                  Very truly yours,

                                                                                  /s/Marshall Sterman
                                                                                  President